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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

452439201

(CUSIP Number)

Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,003,996[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,003,996[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,003,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.98%[2]

14.	Type of Reporting Person (See Instructions): CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between Lions Gate Entertainment Corp. and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by Lions Gate Entertainment Corp. See Item 4.

[2]	Based on 21,251,916 shares of the issuer outstanding as of August 10, 2005, as set forth in the issuer’s Form 10-Q for the quarter ended June 30, 2005.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Inc.		I.R.S. Identification Nos. of above persons (entities only): 98-0183157

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,003,996[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,003,996[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,003,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.98%[2]

14.	Type of Reporting Person (See Instructions): CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between Lions Gate Entertainment Corp. and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by Lions Gate Entertainment Corp. See Item 4.

[2]	Based on 21,251,916 shares of the issuer outstanding as of August 10, 2005, as set forth in the issuer’s Form 10-Q for the quarter ended June 30, 2005.

Item 1. Security and Issuer
Item 2. Identity and background
Item 5. Interest in Securities of Issuer
Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer
Item 7. Material to be filed as Exhibits
SIGNATURE
EXHIBIT INDEX
Exhibit 99.A
Exhibit 99.B
Exhibit 99.C
Exhibit 99.D
Exhibit 99.E

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC,” or the “Reporting Person”) and Lions Gate Entertainment Inc., a Delaware corporation (“LGEI”), to amend the Schedule 13D filed by LGEC on September 13, 2005 (the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”) of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2. Identity and background
Item 2 of the Schedule 13D is hereby amended to add the following:
This statement is also being filed by LGEI, a wholly-owned subsidiary of LGEC. The principal business of LGEI is the development, production and distribution of feature films, television series, television movies and mini-series, non-fiction programming and animated programming. The principal business address of LGEI is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.
The name, residence or business address, citizenship and present principal occupation of each executive officer and director of LGEI is set forth in Annex I to this Amendment No. 1.
During the last five years, neither LGEI nor, to the best knowledge of LGEI, any executive officer or director of LGEI, has been (a) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)	As of the date of this statement, LGEC and LGEI beneficially own an aggregate of 4,003,996 Shares, including an aggregate of 571,429 Shares LGEC has a right to acquire pursuant to the September 12 Exchange Agreement, constituting 18.98% of the Company’s outstanding Shares (based on 21,251,916 Shares outstanding as of August 10, 2005 as set forth in the Company’s Form 10-Q for the quarter ended June 30, 2005). All of the Shares beneficially owned by LGEC and LGEI are held directly by LGEI, excluding the 571,429 Shares LGEC has a right to acquire pursuant to the September 12 Exchange Agreement.

To the best of the knowledge of each of LGEC and LGEI, other than as set forth above, none of the persons named in Annex I to Item 2 of the Schedule 13D, or Annex I to Item 2 of this Amendment No. 1, is the beneficial owner of any Shares.

(b)	LGEC has sole voting and dispositive power with respect to all Shares beneficially owned by LGEC. LGEI shares voting and dispositive power with LGEC respect to all shares beneficially owned by LGEI.

(c)	In addition to the execution of the Exchange Agreements and the September 12 Exchange Agreement, as described in Item 4, information concerning transactions in the Shares effected by LGEC and LGEI during the past 60 days is set forth in Exhibit G filed with the Schedule 13D.

The introductory, first full paragraph of Exhibit G to the Schedule 13D containing information concerning open market transactions in the Shares effected by LGEC and LGEI during the past 60 days is amended and restated in its entirety to read as set forth in Exhibit D filed with this Amendment No. 1, solely to clarify that all such transactions involved purchases of Shares on the NASDAQ Stock Market.

(d)	No person other than LGEC and/or LGEI is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of September 14, 2005, LGEC entered into an Amendment No. 1 to the Exchange Agreements between LGEC and each of Cuban, Metolius and the GMCM Parties (together, the “Exchange Agreement Amendments”), amending Section 4.4(c) of the indemnification provisions of the Exchange Agreements. Copies of the Exchange Agreement Amendments are attached hereto as Exhibits A, B and C, respectively, and are specifically incorporated herein by reference, and the description herein of the Exchange Agreement Amendments is qualified in its entirety by reference to such Exchange Agreement Amendments.
Except as set forth in Items 3, 4, 5 or 6, neither the LGEC nor LGEI nor, to the best knowledge of LGEC and LGEI, any of their respective directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits

Exhibit A.	Agreement dated September 20, 2005 — Joint Filing of Schedule 13D

Exhibit B.	Amendment No. 1 to Exchange Agreement between LGEC and Mark Cuban, dated as of September 14, 2005

Exhibit C.	Amendment No. 1 to Exchange Agreement between LGEC and The Metolius Fund, L.P., dated as of September 14, 2005

Exhibit D.	Amendment No. 1 to Exchange Agreement between LGEC and the GMCM Parties, dated as of September 14, 2005

Exhibit E.	Amendment to Exhibit G to the Schedule 13D

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 20, 2005

Lions Gate Entertainment Corp.
By:	/s/ Wayne Levin
	Name:	Wayne Levin
	Title:	Executive VP & General Counsel Business & Legal Affairs

Lions Gate Entertainment Inc.
By:	/s/ Wayne Levin
	Name:	Wayne Levin
	Title:	Secretary and General Counsel

EXHIBIT INDEX

Exhibit A.	Agreement dated September 20, 2005 — Joint Filing of Schedule 13D

Exhibit B.	Amendment No. 1 to Exchange Agreement between LGEC and Mark Cuban, dated as of September 14, 2005

Exhibit C.	Amendment No. 1 to Exchange Agreement between LGEC and The Metolius Fund, L.P., dated as of September 14, 2005

Exhibit D.	Amendment No. 1 to Exchange Agreement between LGEC and the GMCM Parties, dated as of September 14, 2005

Exhibit E.	Amendment to Exhibit G to the Schedule 13D

ANNEX I
EXECUTIVE OFFICERS AND DIRECTORS OF LIONS GATE ENTERTAINMENT INC.
The name, residence or business address, citizenship and present principal occupation and the name and principal business address of any corporation or other organization in which such employment is conducted, of each executive officer and director of LGEI is set forth below.

Principal
Name (Citizenship)	Residence / Business Address	Occupation

Steve Beeks (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	President

Jon Feltheimer (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Director

James Keegan (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Treasurer; Director

Wayne Levin (United States)	Lions Gate Entertainment Corp. 2700 Colorado Ave., #200 Santa Monica, California 90404	Secretary and General Counsel; Director